4-17-02

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...17 April 2002



02027465

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X......   Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes...........   No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 17 April 2002   BY................................

Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

   United Utilities PLC

2) Name of director

   Priscilla Jane Newell

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Director

4) Name of the registered holder(s) and, if more than one holder, the
   number of shares held by each of them (if notified)

   Mrs P J Newell - 3153

5) Please state whether notification relates to a person(s) connected
   with the Director named in 2 above and identify the connected person(s)

   n/a

6) Please state the nature of the transaction. For PEP transactions
   please indicate whether general/single co PEP and if discretionary/non discretionary

   Transactions within general discretionary PEP

7) Number of shares/amount of
   stock acquired

   358

8) Percentage of issued class

   0.00006%

9) Number of shares/amount
   of stock disposed

   155

10) Percentage of issued class

    0.00002%

11) Class of security

Ordinary

12) Price per share

in the range of 590p to 605p

13) Date of transaction

1/2/01	146 bought at 590p
7/2/01	146 bought at 584.5p
28/2/01	26 sold at 605p
16/8/01	129 sold at 644.5p
20/9/01	66 bought at 595p

14) Date company informed
16 April 2002

15) Total holding following this notification

3153 + 203 = 3356

16) Total percentage holding of issued class following this notification

0.0006%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Jane Gilmore 01925 237055

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification.....T M Rayner...............................